Exhibit 1.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

UNIFY CORPORATION,

ACUITREK INC.

AND

DANIEL ROMINE AND CARRIE ROMINE

FEBRUARY 2, 2005

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of February 2, 2005 between UNIFY CORPORATION, a Delaware corporation (“Purchaser”). ACUITREK INC. a California corporation (“Acuitrek”) and DANIEL ROMINE and CARRIE ROMINE (each, a “Seller” and collectively, the “Sellers”).

RECITALS

A.                                   Sellers are the sole owners and holders of record of 10,000,001 shares of common stock of Acuitrek, which shares constitute all of the issued and outstanding shares of capital stock of Acuitrek.

B.                                     Sellers desire to sell to Purchaser, and Purchaser desires to purchase and acquire from Sellers, all of the outstanding shares of the capital stock of Acuitrek (the “Shares”), on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Unless otherwise defined herein or the context otherwise requires, the terms defined in this Article I shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined. Unless otherwise indicated, any reference herein to a Section, Article, Exhibit or Schedule shall mean the applicable section, article, annex or schedule of or to this Agreement.

“Action” shall mean any actual or threatened claim, action, suit, arbitration, hearing, inquiry, proceeding, complaint, charge or investigation by or before any Governmental Entity or arbitrator and any appeal from any of the foregoing.

“Affiliate” of a Person shall mean any Person that directly or indirectly controls, is controlled by, or is under common control with, the indicated Person.

“Agreement” shall mean this Stock Purchase Agreement, together with all Schedules and Exhibits hereto.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Damages” shall mean any and all losses, liabilities, obligations, costs, expenses, damages or judgments of any kind or nature whatsoever (including reasonable attorneys’, accountants’ and experts’ fees, disbursements of counsel, and other costs and expenses incurred pursuing indemnification claims under Article X hereof).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean any Person which is (or at any relevant time was) a member of a controlled group of corporations within the meaning of Code Section 414(b), all trades or businesses under common control within the meaning of Code Section 414(c), and all affiliated service groups within the meaning of Code Section 414(m), of which Acuitrek is (or at any relevant time was) a member.

“Governmental Entity” shall mean any local, state, federal or foreign (i) court, (ii) government or (iii) governmental department, commission, instrumentality, board, agency or authority, including, without limitation, the IRS and other taxing authorities.

“Government Licenses” shall mean all permits, licenses, franchises, orders, registrations, certificates, variances, approvals and other authorizations obtained from foreign, federal, state or local governments or governmental agencies or other similar rights, and all data and records pertaining thereto.

“Legal Requirement” shall mean any statute, law, ordinance, rule, regulation, permit, order, writ, judgment, injunction, decree or award issued, enacted or promulgated by any Governmental Entity or any arbitrator.

“Lien” shall mean all liens (including judgment and mechanics’ liens, regardless of whether liquidated), mortgages, assessments, security interests, easements, claims, pledges, trusts (constructive or other), deeds of trust, options or other charges, encumbrances or restrictions.

“Ordinary Course” shall mean, when used with reference to a company, the ordinary and normal course of the operation of the business of such company and its subsidiaries, taken as a whole, consistent with past practices.

“Permitted Liens” shall mean Liens listed or described on Section 3.6(a) of the Seller Disclosure Schedule.

“Person” shall mean all natural persons, corporations, business trusts, associations, companies, partnerships and joint ventures.

“Plan” shall mean any employee benefit plan within the meaning of Section 3(3) of ERISA and any other written or oral employee plan (other than arrangements merely involving the payment of wages) which are or at any time have been established, maintained, or contributed to by Acuitrek or any ERISA Affiliate for the benefit of current or former employees, with respect to which Acuitrek or an ERISA Affiliate has or may in the future have any liability or obligation to contribute or make payments of any kind.

“Proprietary Rights” means all of the following, along with all associated income, royalties, damages and payments due from or payable by any third party (including, without limitation, damages and payments for past, present, or future infringements or misappropriations thereof), all other associated rights (including, without limitation, the right to sue and recover for past, present, or future infringements or misappropriations thereof), and any and all corresponding rights that, now or hereafter, may be secured throughout the world: (i) trademarks, service marks, trade dress, logos, slogans, trade names and corporate names and all registrations and applications for registration thereof, together with all goodwill associated therewith; (ii) copyrights and works of authorship, and all registrations and applications for registration thereof; (iii) computer software (including, without limitation, data, data bases and related documentation); (iv) trade secrets, confidential information, and proprietary data and information (including, without limitation, compilations of data (whether or not copyrighted or copyrightable), ideas, formulae, recipes, compositions, blends, processes, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, improvements, proposals, technical data, financial and accounting data, business and marketing plans, and customer and supplier lists and related information); (v) websites, URLs, e-mail addresses; (vi) all other intellectual property rights; and (vii) all copies and tangible embodiments of the foregoing (in whatever form or medium).

“Subsidiary of a Person” shall mean any corporation, partnership, limited liability company, association or other business entity at least 50% of the outstanding voting power of which is at the time owned or controlled directly or indirectly by such Person or by one or more of such subsidiary entities, or both.

“Tax” or “Taxes” shall mean all taxes, including without limitation all Federal, state, local or foreign income, gross receipts, license, payroll, unemployment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including, without limitation, taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), employment, disability, real property, personal property, ad valorem, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated tax or other tax, assessment or charge of any kind whatsoever, and any interest, fine, penalty or addition thereto, whether disputed or not.

“Tax Return” shall mean any return, declaration, report, claim for refund or information, or statement relating to Taxes, and any exhibit, schedule, attachment or amendment thereto.

ARTICLE II
PURCHASE AND SALE OF THE SHARES

2.1                                 Purchase and Sale of Shares.  Subject to all the terms and conditions of this Agreement, at the Closing (as hereinafter defined), Sellers shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and acquire from Sellers, the Shares, free and clear of any and all Liens, for the Purchase Price specified in this Agreement.

2.2                                 Purchase Price.  Purchaser will pay for the Shares a purchase price in the amount of Four Hundred Fifty-Five Thousand Dollars ($455,000).

2.3                                 Payment of Purchase Price.  At the Closing (as defined in Section 2.7) Purchaser shall pay to Sellers the Purchase Price, of which Two Hundred Five Thousand Dollars ($205,000) shall be in cash and Two Hundred Fifty Thousand Dollars ($250,000) shall be in shares of Purchaser’s Common Stock as determined by reference to Section 2.6 below (the “Closing Payment”).

2.4                                 Earn-Out Payments.

(a)                                  Subject to the continued employment of Daniel Romine with the Purchaser (except in the event of the death or disability of Daniel Romine as set forth in Section 2.4(b) below), in addition to the Closing Payment, Purchaser shall pay to Daniel Romine as compensation for services or his heirs or legal successors an amount equal to One Million One Hundred Thousand Dollars ($1,100,000) (the “Retention Earn-Out”) and up to an additional Four Hundred Thousand Dollars ($400,000) (the “Performance Earn-Out”) over a three (3) year period commencing on the Closing Date on the schedule and subject to the conditions set forth on Schedule 2.4(a) attached hereto (the “Earn-Out Payments”) subject however, to applicable federal and state income and employment tax withholding requirements.  Except as otherwise provided in Schedule 2.4(a), in each case the Earn-Out Payments (including any Earn-Out Payments made under Section 2.4(b) below) shall be paid one-half in cash and one-half in shares of Purchaser’s Common Stock as determined by reference to Section 2.6 below. Each Earn-Out Payment amount (including any Earn-Out Payments made under section 2.4(b) below) shall be calculated as of the end of each period set forth in Schedule 2.4(b) (each, a “Calculation Date”) and shall be determined and paid to Daniel Romine or his heirs or legal successors, promptly upon completion by Purchaser of all necessary accounting work, to be completed by Purchaser in the Ordinary Course, but in no event longer than 45 days from the applicable Calculation Date. In addition to the Earn-Out Payments, Daniel Romine shall be eligible to receive as compensation the “Over-Achievement Bonus” as set forth in Schedule 2.4 (a) subject however, to applicable federal and state income and employment tax withholding requirements.

(b)                                 No Earn-Out Payment will be made for any period in which Daniel Romine is not an employee of the Purchaser on the applicable Calculation Date, provided, however, that in the event of termination of Daniel Romine’s employment due to the death or disability (as defined in the Employment Agreement attached hereto as Exhibit C) of Daniel

Romine, or in the event the Purchaser terminates Daniel Romine’s employment without Cause (as defined in the Employment Agreement), Daniel Romine terminates his employment for Good Reason (as defined in the Employment Agreement), or Daniel Romine’s employment is terminated upon a Change in Control (as defined in the Employment Agreement), as compensation, the Purchaser shall pay to Daniel Romine or his heirs or legal successors as of each subsequent Calculation Date as compensation for services subject however, to applicable federal and state income and employment tax withholding requirements, the Retention Earn-Out amount that would have been payable to Daniel Romine as compensation as of such Calculation Date and the Performance Earn-Out amount that would have been payable to Daniel Romine as of such Calculation Date if the maximum Approved Sales Orders Targets had been met.

2.5                                 Tax Relief Payment.  In addition to the Earn-Out Payments, the Purchaser shall, on each Earn-Out Payment date, pay to Daniel Romine or his heirs or legal successors as compensation a cash payment equal to two-thirds (2/3) of (i) the total value (both cash and stock) of the Retention Earn-Out Payment (as defined on Schedule 2.4(a)) multiplied by (ii) 0.22 subject however, to applicable federal and state income and employment tax withholding requirements.

2.6                                 Valuation of Common Stock.  The number of shares of Purchaser’s Common Stock deliverable hereunder as part of the Closing Payment or any Earn-Out Payment shall be determined by reference to the weighted average closing price of Purchaser’s Common Stock on the exchange, national market system or over-the-counter market on which the Purchaser’s Common Stock trades over the ninety (90) day period ending one day prior to the Calculation Date of such payment as set forth in Schedule 2.4(a).  If the Purchaser’s Common Stock is not traded on an exchange, national market system or over-the-counter market, the number of shares of Purchaser’s Common Stock deliverable hereunder as part of the Closing Payment or any Earn-Out Payment shall be determined by reference to the fair market value (without any discounts due to lack of marketability, lack of control, or otherwise) of such shares as of the applicable Calculation Date as determined in good faith by the Purchaser’s Board of Directors.  All fractional shares shall be rounded up or down to the nearest whole share.

2.7                                 Closing.  The purchase and sale of the Shares and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall occur at 10:00 a.m., local time, on or before February 4, 2005 at the offices of DLA Piper Rudnick Gray Cary, 400 Capitol Mall, Suite 2400, Sacramento, CA 95814 or at such other time or on such other date as shall be agreed by the Sellers and the Purchaser upon fulfillment of all conditions precedent to the Closing, such hour and date being herein generally referred to as the “Closing Date.”  At the Closing:

(a)                                  The Sellers shall deliver or cause to be delivered to Purchaser, against payment by Purchaser to the Sellers of the Closing Payment:

(i)                                     certificates representing the Shares, duly endorsed for transfer to the Purchaser; and

(ii)                                  all of the agreements, documents, certificates and instruments required to be delivered by the Sellers pursuant to Section 7.1 hereof.

(b)                                 Purchaser shall deliver or cause to be delivered to the Sellers against delivery of the Shares:

(i)                                     a wire transfer of immediately available funds to an account designated in writing by the Sellers in an amount representing the cash portion of the Closing Payment;

(ii)                                  certificates representing the shares of Purchaser’s Common Stock to be delivered as part of the Closing Payment registered in the name of the Sellers; and

(iii)                               all of the documents, if any, required to be delivered by Purchaser pursuant to Section 7.2 hereof.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ACUITREK
AND THE SELLERS

Acuitrek and each of the Sellers hereby jointly and severally represent and warrant to, and covenant and agree with, the Purchaser as of the date hereof and as of the Closing Date, and except as disclosed in the Seller Disclosure Schedule, as follows:  As used in this Agreement, “Seller Disclosure Schedule” means all Schedules attached hereto in response to Acuitrek’s and Sellers’ representations, warranties and disclosures made in Article III, which Schedules generally shall designate the numbered and lettered sections and subsections of this Agreement to which they correspond.

3.1                                 Organization and Good Standing.

(a)                                  Acuitrek has been duly organized and is validly existing as a corporation in good standing under the laws of the State of California with full power and authority (corporate and other) to own and lease its properties and to conduct its business as currently conducted and as proposed to be conducted. Acuitrek has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction set forth on Section 3.1(a) of the Seller Disclosure Schedule, such jurisdictions comprising all jurisdictions in which Acuitrek owns or leases any property, or conducts any business, so as to require such qualification.

(b)                                 Acuitrek has no Subsidiary nor owns or controls, or has any other equity investment or other interest in, directly or indirectly, any corporation, joint venture, partnership, association or other entity.

3.2                                 Authorization and Effect of Agreement.  Acuitrek has the requisite corporate power to execute and deliver this Agreement and the agreements and documents required to be executed and delivered herein (the “Transaction Documents”) and to perform the transactions contemplated hereby to be performed by Acuitrek.  The execution and delivery by Acuitrek of this Agreement and the performance by Acuitrek of the transactions contemplated hereby to be performed by Acuitrek has been duly authorized by all necessary action on the part of Acuitrek’s board of directors and its shareholders. This Agreement has been duly executed and delivered by Acuitrek and each of the Sellers and, assuming the due execution and delivery of this Agreement by Purchaser, constitutes a valid and binding obligation of Acuitrek and each of the Sellers enforceable in accordance with its terms.

3.3                                 No Restrictions Against Sale of the Shares.  Except as set forth in Section 3.3 of the Seller Disclosure Schedule, The execution and delivery of this Agreement by Acuitrek and each of the Sellers does not, and the performance by Acuitrek and the Sellers of the transactions contemplated hereby to be performed by it will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, (a) the articles of incorporation or bylaws of Acuitrek, (b) any Legal Requirement to which Acuitrek, any of the Sellers or any of the Shares is subject, (c) any Contract of Acuitrek or any Seller, or (d) any licenses of Acuitrek or any Seller.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Acuitrek or any Seller under any Legal Requirement in connection with the execution and delivery of this Agreement by Acuitrek and the Sellers or the performance by Acuitrek or any Seller of the transactions contemplated hereby to be performed by it.

3.4                                 Financial Statements.

(a)                                  Schedule 3.4 hereto contains true and complete copies of (i) the unaudited balance sheet (the “Balance Sheet”) of Acuitrek at December 31, 2004 (the “Balance Sheet Date”) and (ii) the unaudited income statement of Acuitrek for the 12-month period ended December 31, 2004 (together with the Balance Sheet, the “Financial Statements”).

(b)                                 The Financial Statenments present fairly the financial condition of Acuitrek as of the dates indicated therein and the results of operations of Acuitrek for the periods specified therein, have been derived from the accounting records of Acuitrek and represent only actual, bona fide transactions. The Financial Statements do not contain any untrue statement of a material fact or omit to state a material fact.

(c)                                  All liabilities of Acuitrek as of the date of this Agreement are reflected in the Financial Statements or listed in Section 3.4(c) of the Seller Disclosure Schedule.

3.5                                 Operation of the Business Since the Balance Sheet Date. Except as described on Section 3.5 of the Seller Disclosure Schedule, since the Balance Sheet Date, Acuitrek has operated its business in the Ordinary Course, and no change has occurred which materially and adversely affects the assets or the condition (financial or otherwise), business, results of operations or prospects of Acuitrek, nor have any events occurred nor do there exist any circumstances which might reasonably be expected to result, either before or after the Closing Date, in any such change.  Without limiting the foregoing, except as disclosed on Section 3.5 of the Seller Disclosure Schedule, since the Balance Sheet Date, there has not been:

(a)                                  Any transaction relating to or involving Acuitrek, its business or its assets (other than the transactions contemplated herein) which was entered into or carried out by Acuitrek other than in the Ordinary Course;

(b)                                 Any material adverse change made by Acuitrek in the method of operating its business;

(c)                                  Any material delays in payment of any accounts payable by Acuitrek, but only where such delays were made outside the Ordinary Course;

(d)                                 Any Lien imposed or agreed to be imposed on or with respect to Acuitrek, its business, the Shares or its assets;

(e)                                  Any sale, lease, or disposition of, or any agreement to sell, lease, or dispose of any of the Acuitrek assets, other than in the Ordinary Course;

(f)                                    Any modification, waiver, change, amendment, release, rescission, accord and satisfaction, or termination of, or with respect to, any term, condition, or provision of any material contract, agreement, license, or other instrument to which either Acuitrek or any Seller is a party and relating to or materially affecting Acuitrek’s business, the Shares or its assets;

(g)                                 Any increase in or modification of the compensation or benefits payable or to become payable to any director, officer, employee or consultant of or to Acuitrek (except for increases or modifications in the Ordinary Course; or

(h)                                 Any waivers by Sellers or Acuitrek of any rights of substantial value relating to the Shares or Acuitrek’s business.

3.6                                 Assets

(a)                                  Acuitrek has, and immediately prior to the Closing will have, good, marketable and exclusive title to all of the assets reflected on the Balance Sheet as owned by Acuitrek and all of the assets acquired by Acuitrek since the Balance Sheet Date, in each case free and clear of all Liens except as set forth on Section 3.6(a) of the Seller Disclosure Schedule.

(b)                                 Acuitrek’s assets include all of the assets, property or rights, tangible or intangible, required by Acuitrek to operate its business, as currently operated and as proposed to be operated except as set forth in Section 3.6(b) of the Seller Disclosure Schedule.

3.7                                 No Litigation.  Except as set forth on Section 3.7 of the Seller Disclosure Schedule, there is no outstanding judgment, order, decree, award, stipulation or injunction of any Governmental Entity or arbitrator against or Action pending against Acuitrek, or against any Seller relating to the business or activities of Acuitrek or the Shares or affecting Acuitrek’s or any Seller’s ability to perform its respective obligations under this Agreement or under any agreement or instrument contemplated by this Agreement, and to the knowledge of Sellers no facts or circumstances exist that are reasonably likely to lead to any Action to be commenced against Acuitrek.  Any Action for defective or allegedly defective products or workmanship pending or threatened against Acuitrek, and the details of such Action, are described on Section 3.7 of the Seller Disclosure Schedule.

3.8                                Income and Other Taxes.

(a)                                  Attached as Section 3.8 of the Seller Disclosure Schedule is a true and complete copy of each income Tax Return filed by Acuitrek since its inception.  Except as set forth on Section 3.8(a) of the Seller Disclosure Schedule all such income Tax Returns are true, complete and correct in all respects and have been timely filed. Acuitrek has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. No Liens have been imposed on or asserted against any of Acuitrek’s assets as a result of or in connection with any failure to pay any Taxes. All income Tax Returns required to be filed, and to the knowledge of Acuitrek and the Sellers all employment Tax Returns required to be filed, by Acuitrek and Sellers have been timely filed.

(b)                                 Except as disclosed on Section 3.8(b) of the Seller Disclosure Schedule, all Taxes required to be paid or withheld and deposited through and including the date hereof by Acuitrek have been duly and timely paid or deposited by Acuitrek. Acuitrek has properly withheld or collected all amounts required by law for income Taxes and employment Taxes relating to its employees, creditors, independent contractors and other third parties, and to Acuitrek’s and the Sellers belief, for Taxes on sales, and has properly and timely remitted such withheld or collected amounts to the appropriate Governmental Entity. Acuitrek has no liabilities for any income or employment and to Acuitrek’s and the Sellers belief, sales Taxes for any taxable period ending prior to or coincident with the Closing Date.

(c)                                  No Tax Return of Acuitrek is currently being audited or is the subject of other Action by any Governmental Entity. Acuitrek has not received any written, or to the knowledge of Acuitrek or the Sellers oral, notice from any Governmental Entity of any pending examination or any proposed deficiency, addition, assessment, demand for payment or adjustment relating to or affecting Acuitrek or its assets and Acuitrek has no reason to believe that any Governmental Entity may assess (or threaten to assess) any Taxes for any periods ending on or prior to the Closing Date.

(d)                                 Acuitrek has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times during its existence and will remain so up to and including the Closing Date. Sellers are the sole owners of the Shares for U.S. federal income tax purposes.

3.9                                Employee Benefit Matters.  Section 3.9 of the Seller Disclosure Schedule contains a complete list of all Plans. Each Plan and related trust, annuity, or other funding agreement complies and has been maintained in material compliance with all applicable Legal Requirements.  All contributions, premiums, and other payments, including, without limitation, employer contributions and employee salary reduction contributions, have been paid when due or accrued in accordance with the past custom and practice of Acuitrek and any ERISA Affiliate. There are no pending or, to Acuitrek’s or the Sellers’ knowledge, threatened Actions (other than routine claims for benefits) asserted or instituted against any Plan or the assets of any Plan, or against Acuitrek, or ERISA Affiliate, trustee, administrator, or fiduciary of such Plan, and Acuitrek has no knowledge of any facts that could form the basis of any such Action. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a termination of employment or other event entitling any Person to any additional or other benefits, or that would otherwise modify benefits or the vesting of benefits, provided under any Plan.  No event has occurred which could subject Acuitrek or any ERISA Affiliate to any material liability (i) under any Legal Requirement relating to any Plan, or (ii) resulting from any obligation of Acuitrek or an ERISA Affiliate to indemnify any Person against liability incurred with respect to or in connection with any Plan.

3.10                          Governmental Approvals.

(a)                                  Except as set forth in Section 3.10(a) of the Seller Disclosure Schedule, Acuitrek possesses, and is operating in compliance with, all Government Licenses material to the operation of its business.  Section 3.10 of the Seller Disclosure Schedule contains a true and complete list of all Government Licenses.  Each Government License has been lawfully and validly issued, and no proceeding is pending or, to Acuitrek’s or any Seller’s knowledge, threatened looking toward the revocation, suspension or limitation of any Government License. Each of the Government Licenses is in full force and effect, and Acuitrek is in compliance with all of the provisions of the Government Licenses.

(b)                                 Except as provided in Section 3.10 of the Seller Disclosure Schedule, the Government Licenses are all of the rights and authorizations required by Legal Requirements for the operation of the business of Acuitrek as conducted and currently proposed to be conducted. All of the Government Licenses are owned or held by Acuitrek free and clear of all Liens or other encumbrances of any nature whatsoever.

(c)                                  Acuitrek or Purchaser would be able to renew all such Government

Licenses by the terms thereof or in the Ordinary Course without the need to comply with any special qualifications procedures or to pay any amounts other than regular fees prescribed by law.

3.11                          Contracts and Commitments.

(a)                                  Acuitrek has provided to the Purchaser a true and correct copy of all written (or, where oral, a summary description of all oral) material contracts, commitments, agreements, leases, licenses, and other arrangements to which Acuitrek is a party, or by which Acuitrek, its business or assets or the Shares, is bound or affected or which materially and adversely affects the consummation of the transactions contemplated hereby (collectively, such material contracts are the “Contracts” and each is a “Contract”). Any contract shall be considered “material” for purposes of this Section 3.11 (a) if the commitment is or was (i) incurred outside the Ordinary Course or (ii) incurred in the Ordinary Course and involves in excess of Five Thousand Dollars ($5,000).  Section 3.11(a) of the Seller Disclosure Schedule lists the Contracts.

(b)                                 Section 3.11(b) of the Seller Disclosure Schedule lists: (i) each agreement of Acuitrek that contains covenants limiting the freedom of Acuitrek or any of its employees to compete in any line of business or in any geographic location or to use or disclose any information in its possession; and (ii) each agreement of Acuitrek that contains any express agreement by Acuitrek to provide indemnification to any other person.

(c)                                  Except as set forth on Section 3.1 l(c) of the Seller Disclosure Schedule, each of the Contracts is in full force and effect and has not been amended, modified or assigned, and all payments and other amounts required to be paid by Acuitrek under each of the Contracts, which have become due, have been paid; there exists no material default under any of the Contracts, and no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further condition would become a material default under any of the Contracts; no waiver or indulgence has been granted by Acuitrek to the other party under any of the Contracts.

3.12                          Employee and Labor Matters.

(a)                                  Except as otherwise provided herein, Purchaser will have no responsibility for employing any Person (or retaining any person as a consultant) from and after the Closing or have any liability for any severance payments to or similar arrangements with any such Person.

(b)                                 There is not occurring or, to the Sellers’ knowledge, threatened, any strike, slow down, picket, work stoppage or other concerted action by any union or other group of employees or other persons against Acuitrek or its products. To the Sellers’ knowledge, no union or other labor organization has attempted to organize any of the employees of Acuitrek.

(c)                                  Acuitrek has complied in all material respects with all Legal Requirements relating to employment and labor, including but not limited to remittance of all applicable withholding taxes and, to Acuitrek’s and Sellers’ knowledge, no facts or circumstances exist that could provide a reasonable basis for a claim of wrongful termination by any current or former employee of Acuitrek.

(d)                                 Section 3.12(e) of the Seller Disclosure Schedule contains a complete list of all of the current employees of Acuitrek (“Employees”) and, for each Employee, his or her current title, current annual base salary or wages and date of hire. None of the Employees listed on Schedule 3.12(d) is a member of any collective bargaining unit or is a party to any employment agreement with Acuitrek.

3.13                          Customers and Suppliers.

(a)                                  Section 3.13(a) of the Seller Disclosure Schedule contains a true and complete list of the name and address of each customer of Acuitrek during the twelve months ended on December 31, 2004, and since that date no such customer has terminated its relationship with or adversely curtailed its purchases from Acuitrek or indicated (for any reason) its intention so to terminate its relationship or curtail its purchases.

(b)                                 Section 3.13(b) of the Seller Disclosure Schedule contains a true and complete list of each supplier from whom Acuitrek purchased in excess of 5% of Acuitrek’s purchases of goods or services during the twelve months ended on December 31, 2004 and since that date no such supplier has terminated its relationship with or adversely curtailed its accommodations, sales or services to Acuitrek or indicated (for any reason) its intention to terminate such relationship or curtail its accommodations, sales or services.

(c)                                  Except as set forth on Section 3.13(c) of the Seller Disclosure Schedule, Acuitrek is not involved in any claim or controversy with any of its customers or suppliers.

3.14                          Compliance with Law.  Through and including the date hereof, neither Acuitrek nor any Seller (i) has violated, or operated Acuitrek’s business in violation of, or has used the Acuitrek assets in violation of, any Legal Requirement (other than Legal Requirements relating to Taxes), (ii) has been alleged to be in violation of any Legal Requirement, or (iii) has received any notice of any alleged violation of, or any citation for noncompliance with, any Legal Requirement.

3.15                          Product Warranties.  Except as set forth in Section 3.15 of the Seller Disclosure Schedule, (a) Acuitrek has no warranty obligations, express or implied, written or oral, with respect to the Acuitrek products, which products consist solely of proprietary software Acuitrek licenses to third parties, and (b) there are no pending or, to the Sellers’ knowledge, threatened, claims with respect to any such warranties, and Acuitrek has no liability with respect to any such warranties, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due.

3.16                           Intellectual Property.

(a)                                  Title.  Section 3.16(a) of the Seller Disclosure Schedule contains a complete and correct list of all (i) trademarks and service marks, and registrations and applications for registration thereof; (ii) copyrightable works, and registrations and applications for registration thereof; (iii) computer software programs and related documentation; and (iv) domain names and websites, that constitute Proprietary Rights that are owned by Acuitrek and primarily related to, used in, held for use in connection with, or necessary for the conduct of, or otherwise material to its business (the “Intellectual Property”).  Except as set forth in Section 3.16(a) of the Seller Disclosure Schedule, Acuitrek owns or has the right to use pursuant to license, sublicense, agreement or permission all Intellectual Property, free from any Liens (other than Permitted Liens) and free from any requirement of any past, present or future royalty payments, license fees, charges or other payments, or conditions or restrictions whatsoever.  The Intellectual Property, the License Agreements set forth in Section 3.16(c) of the Seller Disclosure Schedule, and Acuitrek’s internally developed proprietary trade secrets, such as quality assurance checklists, design methods, customer service and support protocols, customer lists, and the like, comprise all of the Proprietary Rights necessary for Acuitrek to conduct and operate its business as now being and as proposed to be conducted.

(b)                                 No Infringement.  To the Seller’s knowledge, the operation of Acuitrek’s business does not infringe or otherwise conflict with any Proprietary Rights of any Person.  To the Seller’s knowledge, none of the Intellectual Property is being infringed or otherwise used or available for use, by any other Person (except for Intellectual Property licensed under a License Agreement).

(c)                                  Licensing Arrangements.  Section 3.16(c) of the Seller Disclosure Schedule sets forth all agreements or arrangements (i) pursuant to which Acuitrek has licensed Intellectual Property to, or the use of Intellectual Property is otherwise permitted (through non- assertion, settlement or similar agreements or otherwise) by, any other Person and (ii) pursuant to which Acuitrek has had Proprietary Rights licensed to it, or has otherwise been permitted to use Proprietary Rights (through non-assertion, settlement or similar agreements or otherwise) (collectively, the “License Agreements”).  Except as set forth in Section 3.16(c) of the Seller Disclosure Schedule, all of the License Agreements or arrangements set forth on Section 3.16(c) of the Seller Disclosure Schedule are in full force and effect in accordance with their terms and no default exists thereunder by Acuitrek, or to the knowledge of the Sellers, by any other party thereto, (y) are free and clear of all Liens (other than Permitted Liens), and (z) do not contain any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated by this Agreement.  The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such License Agreements. Acuitrek has delivered to the Purchaser true and complete copies of all License Agreements (including amendments) set forth on Section 3.16(c) of the Seller Disclosure Schedule.  Except

as set forth in Section 3.16(c) of the Seller Disclosure Schedule, all royalties, license fees, charges and other amounts payable by, on behalf of, to, or for the account of, Acuitrek in respect of any Intellectual Property are described in the Financial Statements. No source code has been provided to any licensee under any License Agreement other than to SDRMA (as hereinafter defined). To the Sellers’ knowledge, no licensee under any License Agreement has made any improvements to any Acuitrek Intellectual Property licensed thereunder. Neither Acuitrek nor any Seller has entered into any escrow agreement with respect to any license of Acuitrek Intellectual Property.

(d)                                 No Intellectual Property Litigation.  Except as set forth in Section 3.16(d) of the Seller Disclosure Schedule, no claim or demand of any Person has been made nor is there any proceeding that is pending, or to the knowledge of Acuitrek and the Sellers, threatened, nor is there a reasonable basis therefor, which (i) challenges the rights of Acuitrek in respect of any Intellectual Property, (ii) asserts that Acuitrek is infringing or otherwise in conflict with, or is required to pay any royalty, license fee, charge or other amount with regard to, any Intellectual Property, or (iii) claims that any default exists under any agreement or arrangement listed in the Seller Disclosure Schedule. None of the Intellectual Property is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, arbitrator, or administrative agency, or has been the subject of any litigation within the last five years, whether or not resolved in favor of Acuitrek.

(e)                                  Due Registration, Etc.  None of the Intellectual Property has been registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, United States Copyright Office or other filing offices, domestic or foreign.

(f)                                    Use of Name and Mark.  There are, and immediately after the Closing will be, no contractual restriction or limitations pursuant to any orders, decisions, injunctions, judgments, awards or decrees of any Governmental Entity on the Purchaser’s right to use the names and marks “Acuitrek,” “NavRisk,” “NavRisk Lite,” and NavDesign” in the conduct of the business as presently carried on by Acuitrek.

(g)                                 Protection of Information.  Acuitrek has taken reasonable steps to protect Acuitrek’s rights in Acuitrek’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Acuitrek and, without limiting the foregoing, Acuitrek has and uses its best efforts to enforce a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement and all current and former employees and contractors of Acuitrek have executed such an agreement.

(h)                                 Electronic Transfer.  All Intellectual Property (including but not limited to source code and object code) and all property used in connection with such Intellectual Property (including but not limited to manuals and other written materials) is capable of being delivered to customers electronically and without the use of any tangible media.

(i)                                     The software program NavRisk is a derivative work based on the software program Authority 2000 which was developed for SDRMA (as defined in Section 7.1(k) herein) by Acuitrek and others who assigned their rights to Acuitrek  All software code for Authority 2000 was developed by Acuitrek and its assignors, and employees and independent contractors of Acuitrek who assigned their rights in writing to Acuitrek. All code for the NavRisk program to the extent it is different from the Authority 2000 code was developed by employees or independent contractors of Acuitrek who assigned their rights in writing to Acuitrek. All code in Authority 2000 and NavRisk is owned by Acuitrek.

3.17                           Operation of the Business.  Except as set forth in Section 3.17 of the Seller Disclosure Schedule, (a) Acuitrek has operated its business only through Acuitrek and not through any other divisions or any direct or indirect subsidiary or affiliate of Acuitrek and (b) no part of the operation of Acuitrek is operated by or through any entity other than Acuitrek.

3.18                           Insurance.  Section 3.18 of the Seller Disclosure Schedule contains a true and complete list of all insurance policies and bonds and self insurance arrangements currently in force that cover or purport to cover risks or losses to or associated with Acuitrek and the business, assets, employees and agents of Acuitrek and sets forth, with respect to each such policy, bond and self insurance arrangement, the name of the insurer, and a brief description of the insured loss coverage. The insurance policies, bonds and arrangements described on Section 3.18 of the Seller Disclosure Schedule (the “Policies”) provide such coverage against such risk of loss and in such amounts as are customary for corporations of established reputation and similar size engaged in the same or similar operations as Acuitrek.

3.19                           Brokers’ Fees.  No broker, finder or similar agent has been employed by or on behalf of Acuitrek or the Sellers in connection with this Agreement or the transactions contemplated hereby, and Acuitrek has not entered into any agreement or understanding of any kind with any person or entity for the payment of any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby.

3.20                           Disclosure.  No representation or warranty of Acuitrek or any Seller in this Agreement and no information contained in any Schedule or other writing delivered pursuant to or in connection with the transaction contemplated by this Agreement or at the Closing contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to make the statements herein or therein not misleading.

3.21                           Sales Pipeline.  Section 3.21 of the Seller Disclosure Schedule contains a complete list of Acuitrek’s current sales pipeline (the “Sales Pipeline”). The Sales Pipeline is a complete and accurate representation of Acuitrek’s current sales prospects and assessment of each such prospect.

3.22.                        Deposits and Prepayments.  Attached hereto as Section 3.22 of the Seller Disclosure Schedule is a complete and accurate list of all amounts received by Acuitrek from customers for which work has not yet been performed along with estimated uses of such amounts.

3.23                           No Liquidation, Insolvency, Winding-Up.  No order has been made or petition presented, or resolution passed for the winding-up or liquidation of Acuitrek and there is not outstanding: (i) any petition or order for the winding-up of Acuitrek; (ii) any appointment of a receiver over the whole or part of the undertaking of assets of Acuitrek; (iii) any petition or order for administration of Acuitrek; (iv) any voluntary arrangement between Acuitrek and any of its creditors; (v) any distress or execution or other process levied in respect of Acuitrek which remains undischarged; or (vi) any unfulfilled or unsatisfied judgment or court order against Acuitrek relating to its business or assets.

3.24                           Capital Stock.  The authorized capital stock of Acuitrek consists of Twenty Million (20,000,000) shares of common stock, par value -0- per share (the “Acuitrek Common Stock”). As of the date of this Agreement, 10,000,001 shares of Acuitrek Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Other than the Acuitrek Common Stock, there are no shares of capital stock of Acuitrek issued or outstanding, and there are no securities exchangeable or exercisable for, or convertible into, shares of capital stock of Acuitrek. The Sellers have good and valid title to the Shares, beneficially and of record, free and clear of any and all Liens or other title retention agreement or other restrictions of any kind whatsoever, and have the sole right to transfer the Shares to the Purchaser. At the Closing, the Shares shall constitute all of the issued and outstanding capital stock of Acuitrek, and as a result of this Agreement, Purchaser shall be the record and beneficial owner of all capital stock of Acuitrek, free of all Liens. Neither Sellers nor Acuitrek are a party to, or bound by, any agreement, instrument or understanding restricting the transfer of any of the Shares. There are no voting trusts or other agreements or understandings to which any Seller or Acuitrek is a party with respect to the voting of the capital stock of Acuitrek. Except for this Agreement, there are no outstanding rights in favor of any Person to purchase shares of any class or series of capital stock from or of Acuitrek.

3.25                           Bank Accounts.  Section 3.25 of the Seller Disclosure Schedule contains a list of each of investment, securities, deposit, savings, money market, checking, certificate of deposit, or other similar bank accounts held with any bank, savings and loan institution or other similar financial institution (specifically excluding client accounts that are established on behalf of clients to pay claims) (collectively, the “Accounts”), in each case held or registered in the name of Acuitrek, which list includes the name of the institution at which such Accounts are located, the account number therefor or other identifying information with respect thereto and the authorized signatories thereon or thereto or the names of the persons who are authorized to have access thereto. No investment funds, cash equivalents or securities of Acuitrek, nor any rights in or to any of Acuitrek’s Accounts, are held or controlled by (except as Sellers may be deemed to control the same solely in their capacity as sole shareholders of Acuitrek) any person or entity other than Acuitrek.

3.26                           Accounts Receivable.  Section 3.26 of the Seller Disclosure Schedule contains a list of the accounts receivable of Acuitrek (the “Accounts Receivable”).  Each Account Receivable (a) arose in the Ordinary Course; (b) to the knowledge of the Sellers, have been collected or are collectible in the book amounts thereof; and (c) to the knowledge of Sellers, are not or will not be subject to any claim of offset, recoupment, setoff, or counter-claim, and Sellers have no knowledge of any specific facts or circumstances that they believe would give rise to any such claim. No amount of such Accounts Receivable are or will be contingent upon the performance by Acuitrek of any obligation or contract.

3.27                           Transactions with Interested Persons.  Except as disclosed in Section 3.27 of the Seller Disclosure Schedule or any of the Financial Statements, neither Sellers nor any other officer or director of Acuitrek or their respective spouses, children, relatives or other Person living in their household: (a) owns directly or indirectly any interest in, or serves as an officer or director of, any client, competitor or supplier of Acuitrek or any organization which has a contract or arrangement with Acuitrek; (b) has any loans or receivables outstanding to Acuitrek; (c) is otherwise indebted to Acuitrek; (d) owns any property, real or personal, tangible or intangible, required for or used in the business of Acuitrek; or (e) is owed any money or property by Acuitrek, other than salary earned in the Ordinary Course.

3.28                           Title to Real Property.  Acuitrek owns no real property. Section 3.28 of the Seller Disclosure Schedule sets forth a list of each lease for real property to which Acuitrek is a party or which covers any premises at which Acuitrek operates its business or maintains any of its assets. Acuitrek has, subject to the terms and conditions of their leases, a valid leasehold interest in each leased real property listed on Section 3.28 of the Seller Disclosure Schedule.

3.29                           Environmental Matters.  To Acuitrek’s and the Sellers’ knowledge, Acuitrek is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), does not own or operate any real property contaminated with any substance that is subject to any Environmental Laws, is not liable for any off-site disposal or contamination pursuant to any Environmental Laws, and is not subject to any claim relating to any Environmental Laws, and there is no pending or, to the Sellers’ knowledge, threatened investigation that might lead to such a claim.

3.30                           Assignment Agreement.  The Assignment Agreement from Doug Pepper to Daniel Romine dated effective April 7, 2001 was executed and delivered by Mr. Pepper in connection with the decision of Applied Computing and Mr. Pepper to decline to develop and commercialize the NavRisk software (and its precursors) after being offered the opportunity to develop and commercialize such software.

3.31                           Securities Representations.  In connection with the issuance to Sellers of the Purchaser’s Common Stock, the Sellers hereby agree, represent and warrant as follows:

(a)                                  Each Seller (collectively, the “Holders”) will acquire the Purchaser’s Common Stock solely for the Holder’s own account.

(b)                                 The Holders are aware of the Purchaser’s business affairs and financial condition and have acquired sufficient information about the Purchaser to reach an informed and knowledgeable decision to acquire the Purchaser’s Common Stock.  The Holders further represent and warrant that Holders have discussed the Purchaser and its plans, operations and financial condition with its officers, has received all such information as Holders deem necessary and appropriate to enable Holders to evaluate the financial risk inherent in making an investment in the Purchaser’s Common Stock and have received satisfactory and complete information concerning the business and financial condition of the Purchaser in response to all inquiries in respect thereof.

(c)                                  The Holders realize that Holders’ acquisition of the Purchaser’s Common Stock will be a highly speculative investment, and Holders are able, without impairing Holders’ financial condition, to hold the Purchaser’s Common Stock for an indefinite period of time and to suffer a complete loss of Holders’ investment.

(d)                                 The Purchaser has disclosed to the Holders that: (i) the sale of the Purchaser’s Common Stock has not been registered under the Securities Act, and the Purchaser’s Common Stock must be held indefinitely unless a transfer of them is subsequently registered under the Securities Act or an exemption from such registration is available; and (ii) the Purchaser will make a notation in its records of the aforementioned restrictions on transfer.

(e)                                  The Holders are aware of the provisions of Rule 144, promulgated under the Securities Act of 1933, as amended, which, in substance, permits limited public resale of “restricted securities” acquired, directly or indirectly, from the issuer thereof (or an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions, including among other things: the resale occurring not less than one year from the date the Holder has purchased and paid for the Purchaser’s Common Stock; the availability of certain public information concerning the Purchaser; the sale being through a broker in an unsolicited “broker’s transaction” or in a transaction directly with a market maker; and limitations on the amount of Purchaser’s Common Stock that may be sold during any three-month period.  The Holders further represent that Holders understand that at the time Holders wish to sell the Purchaser’s Common Stock, there may be no public market upon which to make such a sale, and that, even if such a public market then exists, the Purchaser may not be satisfying the current public information requirements of Rule 144, and that, in such event, the Holders would be precluded from selling the Purchaser’s Common Stock under Rule 144 even if the one-year minimum holding period had been satisfied.

(f)                                    Without in any way limiting the Holders’ representations and warranties set forth above, the Holders further agree that the Holders shall in no event make any disposition of all or any portion of the Purchaser’s Common Stock unless and until: (i) there is then in effect a Registration Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said Registration Statement; or (ii) the Holders shall have (1) notified the Purchaser of the proposed disposition and furnished the Purchaser with a detailed statement of the circumstances surrounding the proposed disposition, and (2) if reasonably requested by the Purchaser, furnished the Purchaser with an opinion of the Holder’s own counsel to the effect that such disposition will not require registration of such shares under the Securities Act, and such opinion of the Holder’s counsel shall have been concurred in by counsel for the Purchaser, and the Purchaser shall have advised the Holders of such concurrence.

(g)                                 The Purchaser shall not be required (i) to transfer on its books any Purchaser’s Common Stock of the Purchaser which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement or (ii) to treat as owner of such Purchaser’s Common Stock or to accord the right to vote as such owner or to pay dividends to any transferee to whom such Purchaser’s Common Stock shall have been so transferred.

(h)                                 All certificates representing any Purchaser’s Common Stock subject to the provisions of this Agreement shall have endorsed thereon the following legend:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.”

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to, and covenants and agrees with, Acuitrek and the Sellers as of the date hereof and as of the Closing Date, and except as disclosed in the Purchaser Disclosure Schedule, as follows: As used in this Agreement, “Purchaser Disclosure Schedule” means all Schedules attached hereto in response to Purchaser’s representations, warranties and disclosures made in Article IV, which Schedules generally shall designate the numbered and lettered sections and subsections of this Agreement to which they correspond.

4.1                                 Organization, Good Standing and Qualification.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties. The Purchaser is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not and could not reasonably be expected to have a material adverse effect on the Purchaser.

4.2                                 Authorization.  The Purchaser has full power and authority and has taken all requisite action on the part of the Purchaser, its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) authorization of the performance of all obligations of the Purchaser hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the shares of Purchaser Common Stock required to be issued and delivered hereunder (the “Purchaser Shares”). The Transaction Documents constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

4.3           Capitalization.  Section 4.3 of the Purchaser Disclosure Schedule sets forth (a) the authorized capital stock of the Purchaser on the date hereof; (b) the number of shares of capital stock issued and outstanding; (c) the number of shares of capital stock issuable pursuant to the Purchaser’s stock plans; and (d) the number of shares of capital stock issuable and reserved for issuance pursuant to securities (other than the Purchaser Shares) exercisable for, or convertible into or exchangeable for any shares of capital stock of the Purchaser.  All of the issued and outstanding shares of the Purchaser’s capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights.  Except as described on Section 4.3 of the Purchaser Disclosure Schedule, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Purchaser is or may be obligated to issue any equity securities of any kind.  Except as described on Section 4.3 of the Purchaser Disclosure Schedule and except for the Registration Rights Agreement defined below, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Purchaser and any of the securityholders of the Purchaser relating to the securities of the Purchaser held by them.  The Purchaser does not have outstanding stockholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Purchaser upon the occurrence of certain events.

4.4           Valid Issuance.  The Purchaser Shares have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Sellers) except for restrictions on transfer set forth in the Transaction Documents

[Balance to Come]

4.8                                 No Material Adverse Change.  Since the date of the latest SEC Filing, except as identified and described in the SEC Filings or as described on Section 4.8 of the Seller Disclosure Schedule, there has not been:

(i)                                     any change in the consolidated assets, liabilities, financial condition or operating results of the Purchaser from that reflected in the financial statements included in the Purchaser’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2004, except for changes in the ordinary course of business which have not and could not reasonably be expected to have a material adverse effect on Purchaser;

(ii)                                  any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Purchaser, or any redemption or repurchase of any securities of the Purchaser;

(iii)                               any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Purchaser;

(iv)                              any waiver, not in the Ordinary Course, by the Purchaser of a material right or of a material debt owed to it; or

(v)                                 any change or amendment to the Purchaser’s Certificate of Incorporation or by-laws, or material change to any material contract or arrangement by which the Purchaser is bound or to which any of their respective assets or properties is subject.

4.9                                 SEC Filings.  At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.10                           No Conflict, Breach, Violation or Default.  The execution, delivery and performance of the Transaction Documents by the Purchaser and the issuance and sale of the Purchaser Shares will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Purchaser’s Certificate of Incorporation or the Purchaser’s Bylaws, both as in effect on the date hereof or (ii)(a) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Purchaser or any of their respective assets or properties, or (b) any agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of their respective assets or properties is subject.

4.11                           Litigation.  Except as described in the SEC Filings there are no pending actions, suits or proceedings against or affecting the Purchaser or any of its properties; and to the Purchaser’s knowledge, no such actions, suits or proceedings are threatened or contemplated.

ARTICLE V
OPERATION OF ACUITREK PENDING CLOSING

5.1                                 Conduct of Acuitrek.  Without the prior written consent of Purchaser, between the date hereof and the Closing Date, Acuitrek and the Sellers jointly and severally covenant and agree that Acuitrek shall:

(a)                                  not, except as required or permitted pursuant to the terms hereof, make any change in the operation of the Business or enter into any transaction other than in the Ordinary Course;

(b)                                 continue to operate its business in the Ordinary Course, provided, however, that Acuitrek will not (i) acquire or dispose of, or grant a license with respect to any of its assets, (ii)  enter into, amend or terminate any other agreement affecting or relating to its business or assets, (iii) make any capital expenditure, (iv) award any bonuses or salary increases, (v) pay any dividends or make any distributions to the Sellers, or (vi) act in any manner which would adversely affect its existing business relationships associated with its business;

(c)                                  maintain its assets in good operating condition and repair;

(d)                                 preserve, protect and promote its business;

(e)                                  perform all obligations under the Contracts;

(f)                                    retain its Employees and maintain its relationships with suppliers, customers and others having business relationships with it;

(g)                                 pay accounts payable and other obligations when they become due and payable in the Ordinary Course;

(h)                                 comply promptly with all Legal Requirements applicable to it and with respect to the transactions contemplated by this Agreement, and cooperate promptly with, and furnish information to, Purchaser in connection with any such requirements imposed upon Acuitrek, or upon any of its Affiliates, in connection therewith or herewith;

(i)                                     not sell, transfer, license, lease or otherwise dispose of, or suffer or cause the encumbrance by any Lien upon, any of its assets or any interest therein;

(j)                                     not terminate or modify, or commit or cause or suffer to be committed any act that will result in breach or violation of any term of or (with or without notice or passage of time, or both) constitute a default under or otherwise give any person a basis for non-performance under, any of the Contracts;

(k)                                  maintain adequate property damage, liability and other insurance in full force and effect and not do, permit or willingly allow to be done any act by which any of the insurance policies may be suspended, impaired or cancelled;

(l)                                     maintain in full force and effect, and comply with, all Government Licenses;

(m)                               not enter into or assume any contract, agreement, obligation or instrument relating to its business or any sales orders with customers or enter into or permit any material amendment, supplement, waiver or other modification in respect thereof;

(n)                                 not grant (or commit to grant) any increase in the compensation (including incentive or bonus compensation) of any Employee, or adopt or amend any Plan;

(o)                                 not take any action or omit to take any action which would result in a breach of any of the representations and warranties set forth in Section 3;

(p)                                 not make any capital expenditure;

(q)                                 not cancel, compromise, release or discharge any claim of Acuitrek upon any person or waive any right of Acuitrek of material value, and not discharge any Lien (other than Permitted Liens) upon any of the Assets or pay or settle any debts;

(r)                                    not institute, settle or agree to settle any Action before any Governmental Entity; and

(s)                                  not liquidate, dissolve or wind-up or take any actions in furtherance of same.

5.2                                 Tax Assessments and Audits.  Acuitrek shall furnish promptly to Purchaser a copy of all notices of proposed assessment or similar notices or reports that are received from any taxing authority.

ARTICLE VI
ADDITIONAL COVENANTS

6.1                                 Covenants of Acuitrek and the Sellers.   During the period from the date hereof through the Closing Date, Acuitrek and the Sellers agree to:

(a)                                  comply promptly with all requirements that applicable Legal Requirements may impose upon them with respect to the transactions contemplated by this Agreement, and shall cooperate promptly with, and furnish information to, Purchaser in connection with any such requirements imposed upon Purchaser or upon any of its Affiliates in connection therewith or herewith;

(b)                                 obtain (and to cooperate with Purchaser in obtaining) any consent, authorization or approval of, or exemption by, any Person required to be obtained or made by Acuitrek and the Sellers in connection with the transactions contemplated by this Agreement;

(c)                                  use their reasonable best efforts to bring about the satisfaction of the conditions precedent to Closing set forth in Article VII of this Agreement;

(d)                                 deliver to Purchaser prior to the Closing a written statement disclosing any untrue statement in this Agreement or any Schedule hereto (or supplement thereto) or document furnished pursuant hereto, or any omission to state any material fact required to make the statements herein or therein contained complete and not misleading, promptly upon the discovery of such untrue statement or omission, accompanied by a written supplement to any Schedule to this Agreement that may be affected thereby; provided, however, that the disclosure of such untrue statement or omission shall not prevent Purchaser from terminating this Agreement pursuant to Section 9.1 hereof at any time at or prior to the Closing in respect of any original untrue or misleading statement;

(e)                                  (i) maintain the present quality of the business of Acuitrek; (ii) preserve the value of the assets of Acuitrek; and (iii) preserve Acuitrek’s existing relationships with employees, suppliers and customers;

(f)                                    promptly, and in any event within two business days of Acuitrek or any Seller obtaining knowledge thereof, notify Purchaser in writing of:

(i)                                    any breach of any term or provision of this Agreement on the part of Acuitrek or any Seller, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied, which is then continuing, together with a certificate of Acuitrek specifying the details thereof and the action which Acuitrek has taken or proposes to take with respect thereto;

(ii)                                 any pending or threatened Action, challenging this Agreement or any of the transactions contemplated hereby;

(iii)                               any notice or other communication from any third party alleging that the consent of such party is or may be required in connection with the transactions contemplated by this Agreement;

(iv)                              any other development which would prevent or raise a substantial doubt regarding the possibility of the satisfaction of any condition set forth in Section 7.1 of this Agreement; and

(v)                                any notice or other communication from any Governmental Entity, the approval or consent of which is being sought in connection with the transactions contemplated by this Agreement;

(g)                                not issue, sell or transfer any equity securities of Acuitrek; and

(h)                                not transfer, sell, license, grant any right in or encumber, other than with Permitted Liens, any assets of Acuitrek other than in the Ordinary Course.

6.2                                Covenants of Purchaser.   During the period from the date hereof to the Closing Date, Purchaser shall:

(a)                                 comply promptly with all requirements that applicable Legal Requirements may impose upon it with respect to the transactions contemplated by this Agreement, and shall cooperate promptly with, and furnish information to, Acuitrek in connection with any such requirements imposed upon Acuitrek or upon any of Acuitrek’s Affiliates in connection therewith or herewith;

(b)                                use its best efforts to bring about the satisfaction of the conditions precedent to Closing set forth in Section 7.2 of this Agreement.

(c)                                 promptly, and in any event within two business days of obtaining knowledge thereof notify the Sellers in writing of:

(i)                                    any breach of any term or provision of this Agreement on the part of Purchaser, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied, which is then continuing, together with a certificate of Purchaser specifying the details thereof and the action which Purchaser has taken or proposes to take with respect thereto;

(ii)                                 any pending or threatened Action, challenging this Agreement or any of the transactions contemplated hereby;

(iii)                               any notice or other communication from any third party alleging that the consent of such party is or may be required in connection with the transactions contemplated by this Agreement;

(iv)                              any other development which would prevent or raise a substantial doubt regarding the possibility of the satisfaction of any condition set forth in this Agreement; and

(v)                                any notice or other communication from any Governmental Entity, the approval or consent of which is being sought in connection with the transactions contemplated by this Agreement.

6.3                                Access and Information.

(a)                                 During the period commencing on the date hereof and continuing through the Closing Date, Acuitrek and the Sellers shall afford to Purchaser and to Purchaser’s accountants, counsel, investment bankers, consultants, engineers and other representatives, reasonable access to all of its properties, including without limitation to the books, contracts, Assets, commitments, records and personnel and, during such period, to furnish promptly to Purchaser all information concerning Acuitrek, the Business and the Assets and such items as Purchaser may reasonably request. In addition, during such period, Acuitrek shall afford to Purchaser and its counsel, consultants, engineers and other representatives the right to inspect, investigate, review and perform tests on its assets, provided such does not materially interfere with the normal business activities of Acuitrek.

(b)                                Except to the extent permitted by the provisions of Section 6.6 hereof, Purchaser shall hold in confidence, and shall use reasonable efforts to ensure that its employees and representatives hold in confidence, all such information supplied to it by Acuitrek concerning Acuitrek and shall not disclose such information to any third party except as may be required by any Legal Requirement and except for information that (i) is or becomes generally available to the public other than as a result of disclosure by Purchaser or its representatives, (ii) becomes available to Purchaser or its representatives from a third party other than Acuitrek, and Purchaser or its representatives have no reason to believe that such third party is not entitled to disclose such information, (iii) is known to Purchaser or its representatives on a nonconfidential basis prior to its disclosure by Acuitrek or (iv) is made available by Acuitrek to any other Person on a nonrestricted basis. Purchaser’s obligations under the foregoing sentence shall expire on the Closing Date or, if the Closing does not occur, two years after the date hereof.

(c)                                 Except to the extent permitted by the provisions of Section 6.6 hereof, Acuitrek shall hold in confidence, and shall use reasonable efforts to ensure that its employees and representatives hold in confidence, all such information supplied to it by Purchaser concerning Purchaser and shall not disclose such information to any third party except as may be required by any Legal Requirement and except for information that (i) is or becomes generally available to the public other than as a result of disclosure by Acuitrek or its representatives, (ii) becomes available to Acuitrek or its representatives from a third party other than Purchaser, and Acuitrek or its representatives have no reason to believe that such third party is not entitled to disclose such information, (iii) is known to Acuitrek or its representatives on a nonconfidential basis prior to its disclosure by Purchaser or (iv) is made available by Purchaser to any other Person on a nonrestricted basis. Acuitrek’s obligations under the foregoing sentence shall expire on the Closing Date or, if the Closing does not occur, two years after the date hereof.

6.4                                 Expenses.   All costs and expenses (including, without limitation, all legal fees and expenses and fees and expenses of any brokers, finders or similar agents) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the same. All legal fees incurred by Acuitrek and/or the Sellers in connection with the Agreement and the transactions contemplated hereby shall be paid by Acuitrek.

6.5                                 Certain Notifications.   At all times from the date hereof to the Closing Date, each party shall promptly notify the others in writing of the occurrence of any event that will or may result in the failure to satisfy any of the conditions specified in Article VII hereof.

6.6                                 Publicity: Employee Communications.   At all times prior to the Closing Date, each party shall obtain the consent of all other parties hereto prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any press release or other information to the press, employees of Acuitrek or any third party with respect to this Agreement or the transactions contemplated hereby; provided, however, that no party shall be prohibited from supplying any information to any of is representatives, agents, attorneys, advisors, financing sources and others to the extent necessary to complete the transactions contemplated hereby so long as such representatives, agents, attorneys, advisors, financing sources and others are made aware of the terms of this Section 6.6.  Nothing contained in this Agreement shall prevent any party to this Agreement at any time from furnishing any required information to any Governmental Entity or authority pursuant to a Legal Requirement or from complying with its legal or contractual obligations.

6.7                                 Further Assurances.

(a)                                  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements, to consummate and make effective the transactions contemplated by this Agreement.

(b)                                 If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, Acuitrek and Purchaser, and the proper officers or directors of Acuitrek and Purchaser, as the case may be, shall take or cause to be taken all such necessary or convenient action and execute, and deliver and file, or cause to be executed, delivered and filed, all necessary or convenient documentation.

6.8                                 Competing Offers.   Until any termination of this Agreement under Section 9.1, Acuitrek agrees that it will not, directly or indirectly, through any officer, director, agent, or otherwise, solicit, initiate or encourage the submissions of bids, offers or proposals by, any Person with respect to an acquisition of Acuitrek or any of its assets or business, and Acuitrek will not engage any broker, financial adviser or consultant with an incentive to initiate or encourage proposals or offers from other parties. Furthermore, Acuitrek shall not, directly or indirectly, through any officer, director, agent or otherwise, engage in negotiations concerning any such transaction with, or provide information to, any Person other than Purchaser and its representatives with a view to engaging, or preparing to engage, that Person with respect to any matters in this Section.

6.9                                 Inconsistent Action.   Acuitrek and the Sellers shall not take or cause or suffer to be taken, any action that would cause any of the representations or warranties of Acuitrek in this Agreement to be untrue, incorrect, incomplete or misleading.

6.10                           Employee Matters.   (a) Immediately prior to the Closing Date, Purchaser shall offer to employ each Acuitrek employee listed on Section 3.12(d) of the Seller Disclosure Schedule, with the exception of Carrie Romine, on no worse than substantially the same terms as their current employment with Acuitrek, subject to acceptance by each such employee of the standard terms and conditions of employment with the Purchaser, including execution of the standard form of Unify Corporation Invention and Secrecy Agreement attached hereto as Exhibit D. All such employees shall be assigned to work under Daniel Romine for a period of three (3) years or until Daniel Romine no longer is an employee of Purchaser, whichever is sooner (the “Employment Period”). The Purchaser agrees that during the Employment Period it will not terminate any such person listed on Section 3.12(d) of the Seller Disclosure Schedule who becomes an employee (except Daniel Romine, who shall be under a separate agreement), without Cause (as defined in the Employment Agreement attached hereto as Exhibit C) without the consent of Daniel Romine, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, during the Employment Period the Purchaser shall terminate any such employee as may be requested by Daniel Romine unless such termination would be a violation of applicable law or would be reasonably likely to subject the Purchaser to damages other than normal costs and expenses associated with termination of employees.

(b)                                Upon becoming employees of the Purchaser, the Purchaser shall pay the persons listed on Section 6.10(b) of the Seller Disclosure Schedule as signing bonuses the gross amounts set forth next to their names on Section 6.10(b) of the Seller Disclosure Schedule, less applicable withholding.

6.11                           Assignments; Consents.    To the extent that the assignment of any Contract, license or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom is not permitted without the consent of a third party, this Agreement shall constitute an agreement to assign such Contract, license or other agreement or arrangement, subject only to such consent; and any transfer or assignment to Purchaser by Acuitrek of any interest under any such Contract, license or other agreement or arrangement that requires the consent of a third party shall be made subject to such consent or approval being obtained. In the event any such consent or approval is not obtained on or prior to the Closing Date, Acuitrek shall continue to use its best efforts to obtain any such approval or consent after the Closing Date until such time as such consent or approval has been obtained, and Acuitrek will cooperate with Purchaser in any lawful and economically feasible arrangement to provide that Purchaser shall receive the interest of Acuitrek in the benefits under any such Contract, license or other agreement or arrangement, including performance by Acuitrek, as agent, if economically feasible, provided that Purchaser shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent Purchaser would have been responsible therefor hereunder if such consent or approval had been obtained. Acuitrek shall pay and discharge, and shall indemnify and hold Purchaser harmless from and against, any and all out-of-pocket costs of seeking to obtain or obtaining any such consent or approval whether before or after the Closing Date.

6.12                          SEC Filings.   Acuitrek and the Sellers shall promptly assist Purchaser from time to time before and after the Closing Date upon request in the preparation of any filings required by the Securities and Exchange Commission (the “SEC”) in connection with the transaction contemplated herein, including but not limited to filing a report on Form 8-K, provision of historical audited and pro forma financial statements included in such reports and preparation of a valuation analysis and other SEC disclosures. Acuitrek and the Seller acknowledge that Purchaser anticipates being required to prepare audited financial statements of Acuitrek as of and for the period ended December 31, 2004 and earlier periods. Without limiting the foregoing, Acuitrek and the Sellers will promptly provide Purchaser and its designated accountants with any and all accounting and financial information as may be requested by Purchaser and shall assist Purchaser in preparation of such audited financial statements.

6.13.                       Acuitrek Premises.   The Purchaser agrees to permit Daniel Romine and the employees of Acuitrek hired by the Purchaser to maintain their principal place of work at the current Acuitrek facility until at least thirty (30) days prior to the end of the current term of the lease for such facility.  Notwithstanding anything to the contrary in this Agreement or the foregoing, in the event Sellers and Acuitrek fail to secure the consent of Tcherkoyan Family Trust (the “Landlord”) to the acquisition of Acuitrek contemplated by this Agreement and the Landlord evicts Purchaser due to breach of the lease, the Purchaser may require such employees to work at the Purchaser’s facility in Sacramento, California.

6.14.                       Sellers’ Personal Guaranties.   Immediately following the Closing, the Purchaser shall use its best efforts to either close, or remove Sellers as personal guarantors of, that certain U.S. Bank Cash Flow Manager Line of Credit, dated May 21, 2004, issued to Acuitrek by U.S. Bank.

6.15                           Acuitrek 401(k) Plan.   Acuitrek and the Sellers shall have taken all actions necessary or appropriate to terminate, effective no later than the date immediately prior to the Closing, the Acuitrek Plan intended to qualify under Section 401(k) of the Code. The Purchaser shall have received from the Sellers evidence that Acuitrek’s Board of Directors has adopted resolutions to terminate such Plan effective as of the date immediately preceding the Closing (the form and substance of which resolutions shall be subject to the review and approval of the Purchaser). The Purchaser shall cause Acuitrek to provide all required notices to employees, file all appropriate reports and otherwise comply with all Legal Requirements and Plan directives with respect to the Plan after Closing and shall indemnify and hold Sellers harmless as set forth in Section 10.3 hereof from and against any Damages arising out of or resulting from the Purchaser’s failure to perform this covenant. The Purchaser will use its best efforts to provide a 401(k) Plan benefit to all former Acuitrek employees hired by the Purchaser as soon as possible after Closing, including waiving the eligibility waiting period to the extent possible.

ARTICLE VII
CONDITIONS PRECEDENT TO CLOSING

7.1                                Conditions of Purchaser.   Notwithstanding any other provision of this Agreement, the obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

(a)                                 There shall not be instituted and pending or threatened any Action before any Governmental Entity (i) challenging or otherwise seeking to restrain or prohibit the consummation of the transactions contemplated hereby or (ii) seeking to prohibit the direct or indirect ownership or operation by Purchaser of all or a material portion of the business of Acuitrek, or to compel Purchaser or Acuitrek to dispose of or hold separate all or a material portion of the business or assets of Acuitrek or Purchaser;

(b)                                The representations and warranties of Acuitrek and the Sellers in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the Closing Date with the same effect as if made on the Closing Date except (i) for changes contemplated by this Agreement and (ii) for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and Acuitrek shall have complied with all covenants and agreements and satisfied all conditions on Acuitrek’s part to be performed or satisfied on or prior to the Closing Date;

(c)                                 Purchaser shall have received from counsel for Acuitrek, a written opinion dated the Closing Date and addressed to Purchaser, in substantially the form attached as Exhibit A hereto;

(d)                                Purchaser shall have received from the President of Acuitrek a certificate dated the Closing Date to the effect that the conditions set forth in Section 7.1(b) have been satisfied and that Acuitrek’s Board of Directors and, if required, the stockholders of Acuitrek have approved the Agreement and the transactions contemplated hereby;

(e)                                  Purchaser and the Sellers shall have entered into and delivered a Registration Rights Agreement in substantially the form attached as Exhibit B hereto.

(f)                                    Purchaser and Daniel Romine shall have entered into an employment agreement in substantially the form attached hereto as Exhibit C.

(g)                                 All corporate and other proceedings and actions reasonably necessary to be taken in connection with and relevant to the transactions contemplated hereby and all certificates, opinions, agreements, instruments, releases and documents referenced herein shall be in form and substance reasonably satisfactory to Purchaser and its counsel;

(h)                                 All consents and assignments from third parties, including from any Governmental Entity or other Person, relating to the Contracts or the conduct and operation of Acuitrek’s business shall have been obtained, except for any consent required by the Landlord pursuant to Acuitrek’s current office lease;

(i)                                    No act, event or condition shall have occurred after the date hereof which has, had or could have a Material Adverse Effect on Acuitrek’s business or the Shares;

(j)                                    Acuitrek and Special District Risk Management Authority (“SDRMA”) shall have entered into an amendment to the Agreement for Design, Development, Installation, Maintenance, and License of Computer Program dated June 11, 2001 and amended and restated as of June 11, 2002 in a form agreed to by Purchaser, and all security interests held by SDRMA with respect to any of Acuitrek’s assets shall have been removed and released; and

(k)                                 Purchaser shall have completed to its satisfaction its due diligence investigation of Acuitrek;

7.2                                Conditions of Acuitrek and the Sellers. Notwithstanding any other provision of this Agreement, and except as set forth below, the obligations of Acuitrek and the Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the conditions set forth below:

(a)                                 There shall not be instituted and pending or threatened any Action before any Governmental Entity (i) challenging or otherwise seeking to restrain or prohibit the consummation of the transactions contemplated hereby or (ii) seeking to prohibit the direct or indirect ownership or operation by Purchaser of all or a material portion of the business of Acuitrek, or to compel Purchaser or Acuitrek to dispose of or hold separate all or a material portion of the business or assets of Acuitrek or Purchaser;

(b)                                 The representations and warranties of Purchaser in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the Closing Date with the same effect as if made on the Closing Date except (i) for changes contemplated by this Agreement and (ii) for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and Purchaser shall have complied with all covenants and agreements and satisfied all conditions on Purchaser’s part to be performed or satisfied on or prior to the Closing Date;

(c)                                  Sellers shall have received from counsel for Unify, a written opinion dated the Closing Date and addressed to Sellers, in substantially the form attached as Exhibit E hereto;

(d)                                 Acuitrek shall have received from the CEO of Unify a certificate dated the Closing Date to the effect that the conditions set forth in Section 7.2(b) have been satisfied and that Unify’s Board of Directors have approved the Agreement and the transactions contemplated hereby;

(e)                                  Purchaser and the Sellers shall have entered into and delivered a Registration Rights Agreement in substantially the form attached as Exhibit B hereto; and

(f)                                    Purchaser and Daniel Romine shall have entered into an employment agreement in substantially the form attached hereto as Exhibit C.

ARTICLE VIII
TAX MATTERS

8.1                                Section 338 Election.

(a)                                  Purchaser and Sellers shall make a timely election under Section 338(h)(10) of the Code and any corresponding elections under state and local tax laws (collectively, the “Election”) with respect to the purchase and sale of Shares pursuant to this Agreement. Sellers shall cooperate with Purchaser to take all actions necessary and appropriate (including executing and filing Form 8023 and such other forms, returns, elections, schedules and other documents as may be required) to effect and preserve a timely Election in accordance with Section 338(h)(10) of the Code or any successor provisions (and all corresponding state and local tax laws). Sellers and Purchaser shall report the sale of the Shares pursuant to this Agreement consistent with the Election. Sellers shall include any income, gain, loss, deduction, or other tax item resulting from the Election on Seller’s Tax Returns to the extent required by applicable law including but not limited to the income deemed to arise under Section 338(h)(10) of the Code. The parties acknowledge that the obligations of Acuitrek arising under those certain software license prepayments treated by Acuitrek as deferred revenue for federal income tax purposes shall not be considered liabilities for federal income tax purposes and, as such, will not be considered a liability in computing the adjusted deemed selling price but shall, however, be reported as income by Acuitrek on its Tax Returns for the period ending with and including the Closing Date.

(b)                                Purchaser hereby covenants that the transaction contemplated herein is a “qualified stock purchase” within the meaning of Section 338 of the Code. Sellers shall pay any state, local or foreign income Tax imposed on Acuitrek’s gain resulting from the Election.

(c)                                 The Parties agree that the Purchase Price and the liabilities of Acuitrek (which the parties agree are in the approximate amount of $110,000) will be allocated to the assets of Acuitrek in accordance with the following: (i) accounts receivable shall be deemed to have a fair market value equal to their face amount (less allowance for doubtful accounts), (ii) fixed assets and other assets (other than start-up costs) shall be deemed to have a fair market value equal to their adjusted basis for federal income tax purposes, (iii) start-up costs shall be deemed to have no value, and (iv) the balance of the Purchase Price including liabilities shall be allocated solely to software goodwill and going concern value. In connection with the Election, Sellers shall provide to Purchaser a schedule, which shall be subject to approval by Purchaser (not to be unreasonably delayed or withheld) and which sets forth the allocation (the “Acquisition Allocation Schedule”) of the Purchase Price among the assets of Acuitrek pursuant to the previous sentence. The Purchaser and Sellers shall be jointly responsible for the preparation and filing of all Election forms in accordance with the Acquisition Allocation Schedule and subject to the Code. The allocation on the Acquisition Allocation Schedule shall be made in accordance with Section 338 of the Code and any applicable Treasury Regulations. The parties hereto shall take no position inconsistent with the Acquisition Allocation Schedule. Sellers make no representation or express or implied warranty regarding the accuracy of the Purchase Price allocation to be contained in the Acquisition Allocation Schedule. Sellers shall have no indemnification obligation to the Purchaser for any additional taxes paid or to be paid by Purchaser (or tax benefits not obtained by Purchaser) as a result of any adjustments to the Acquisition Allocation Schedule made by any federal, state or local taxing authority upon audit.

(d)                                Purchaser shall not be required to join with Sellers in executing and filing Form 8023 and such other forms, returns, elections, schedules and documents as may by required for the Election, until Purchaser has received and approved the Acquisition Allocation Schedule pursuant to Section 8.1(c).

8.2                               Refunds and Credits. All refunds or credits of income Taxes for or attributable to taxable years or periods of Acuitrek ending on or before the Closing Date shall be for the account of Sellers; all other refunds or credits of Taxes, for or attributable to Acuitrek shall be for the account of Purchaser. Following the Closing, Purchaser shall cause Acuitrek to forward to Sellers any such refunds or credits due Sellers pursuant to this section after receipt or realization thereof by Purchaser, and Sellers shall promptly forward (or cause to be forwarded) to Purchaser any refunds or credits due to Purchaser pursuant to this section after receipt or realization thereof by Sellers. Purchaser shall provide Sellers with access to all information of Acuitrek reasonably necessary in connection with the preparation of the Acquisition Allocation Schedule, the final information and Tax Returns of Acuitrek through the Closing Date, and in connection with any

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(d)                                 by Purchaser or Acuitrek if the Closing has not been completed by February 4, 2005 and such delay is not caused by a material default of the terminating party of its obligations hereunder.

9.2                                 Effect of Termination.

(a)                                 In the case of any termination of this Agreement, the provisions of Sections 6.3 (b) and (c) and 6.4 shall remain in full force and effect.

(b)                                Upon termination of this Agreement as provided in Section 9.1(a), except as stated in Section 9.2(a) above, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto or their respective directors, officers, employees, agents or other representatives.

(c)                                 In the event of termination of this Agreement as provided in Section 9.1(b), (c) or (d) hereof, such termination shall be without prejudice to any rights that the terminating party or parties may have against the breaching party or parties or any other person under the terms of this Agreement or otherwise.

9.3                                 Amendment.   This Agreement may be amended at any time by a written instrument executed by Purchaser and Acuitrek and the Sellers.  Any amendment effected pursuant to this Section 9.3 shall be binding upon all parties hereto.

9.4                                 Waiver.   Any term or provision of this Agreement may be waived in writing at any time by the party or parties entitled to the benefits thereof. Any waiver effected pursuant to this Section 9.4 shall be binding upon all parties hereto. No failure to exercise and no delay in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude the exercise of any other right, power or privilege. No waiver of any breach of any covenant or agreement hereunder shall be deemed a waiver of any preceding or subsequent breach of the same or any other covenant or agreement. The rights and remedies of each party under this Agreement are in addition to all other rights and remedies, at law or in equity, that such party may have against the other parties.

ARTICLE X
INDEMNIFICATION

10.1                        Survival of Representations and Warranties. Notwithstanding any investigation conducted at any time with regard thereto by or on behalf of Purchaser or the Sellers, the representations and warranties of the parties contained in this Agreement or in any Exhibit or Schedule hereto shall survive the Closing and the consummation of the transactions contemplated hereby for a period of one (1) year following the Closing.

10.2                          Indemnification of Purchaser.    Acuitrek and each Seller jointly and severally covenant and agree to defend, indemnify and hold harmless Purchaser and each Person who controls Purchaser from and against any Damages arising out of or resulting from: (i) any inaccuracy in or breach of any representation or warranty made by Acuitrek or any Seller in this Agreement or in any writing delivered pursuant to or in connection with this Agreement or at the Closing; or (ii) the failure of Acuitrek or any Seller to perform or observe fully any covenant, agreement or provision to be performed or observed by Acuitrek or any Seller pursuant to this Agreement.

10.3                          Indemnification of Sellers.   Purchaser covenants and agrees to defend, indemnify and hold harmless Sellers from and against any Damages arising out of or resulting from: (i) any inaccuracy in or breach of any representation or warranty made by Purchaser in this Agreement or in any writing delivered pursuant to or in connection with this Agreement or at the Closing; or (ii) the failure of Purchaser to perform or observe fully any covenant, agreement or provision to be performed or observed by Purchaser pursuant to this Agreement.

10.4                          Procedures.   If a party seeks indemnification under this Article X (“Indemnitee”), it shall give notice to the parties from which indemnification is sought (“Indemnitor”) of the basis of the claim (the “Claim”) within a reasonable time after discovery of the facts. Indemnitor shall give notice to Indemnitee within thirty (30) days after receipt of the notice requested by this Section 10.4 advising whether it (i) acknowledges its obligation to indemnify Indemnitee or (ii) disputes its obligation to indemnify Indemnitee.  If Indemnitor acknowledge[s] its indemnification obligation with respect to the Claim, and (i) such Claim is based upon an asserted liability or obligation to a person or entity that is not a party to this Agreement (a “Third Party Claim”), Indemnitor shall have the right to defend or settle such Third Party Claim or (ii) if such Claim is not a Third Party Claim, Indemnitee shall be entitled to immediate satisfaction of such Claim.

10.5                          Third Party Claims.

(a)                                If an Indemnitee receives notice of the assertion of a Third Party Claim with respect to which an Indemnitor is or may be obligated to provide indemnification, Indemnitee shall promptly notify Indemnitor in writing (the “Claim Notice”) of the Claim; provided, that the failure to provide such notice shall not relieve or otherwise affect the obligation of Indemnitor to provide indemnification hereunder.

(b)                               Indemnitor shall have thirty (30) days after receipt of the Claim Notice to undertake, conduct and control, through counsel satisfactory to Indemnitee, and at Indemnitor’s expense, the settlement or defense thereof, and Indemnitee shall cooperate with Indemnitor in connection therewith; provided, that (i) Indemnitor shall permit Indemnitee to participate in such settlement or defense through counsel chosen by Indemnitee provided that the fees and expenses of such counsel shall be borne by Indemnitee, and (ii) Indemnitor shall not settle any Third Party Claim without Indemnitee’s consent.  So long as Indemnitor is vigorously contesting any such

Third Party Claim in good faith, Indemnitee shall not pay or settle such claim without Indemnitor’s consent, which consent shall not be unreasonably withheld.

(c)                                  If Indemnitor does not notify Indemnitee within thirty (30) days after receipt of the Claim Notice that they elect to undertake the defense of the Third Party Claim described therein, Indemnitee shall have the right to contest, settle or compromise the Third Party Claim in the exercise of its reasonable discretion, on behalf of and for the account and risk of Indemnitor; provided that Indemnitee shall notify Indemnitor of any compromise or settlement of any such Third Party Claim.

(d)                                 Indemnitor shall not be entitled to assume the defense for any Third Party Claim (and shall be liable for the reasonable fees and expenses incurred by Indemnitee in defending such claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against Indemnitee which Indemnitee determines, after conferring with its counsel, cannot be separated from any related claim for money damages and which, if successful, would adversely affect the assets, operation or prospects of the Acuitrek business.

10.6                        Indemnification Non-Exclusive.   Except as provided herein, the foregoing indemnification provisions shall be the sole and exclusive remedy after the Closing Date for money damages for breach of any representations, warranties or covenants contained herein, but shall not limit any other remedy to which a party may be entitled. Nothing in this Agreement shall be construed as limiting in any way the remedies that may be available to any party in the event of fraud relating to representations, warranties or covenants.

ARTICLE XI
GENERAL PROVISIONS

11.1                        Notices.   All notices and other communications under or in connection with this Agreement shall be in writing and shall be deemed given (a) if delivered personally (including by overnight express or messenger), upon delivery, (b) if delivered by registered or certified mail (return receipt requested), upon the earlier of actual delivery or three days after being mailed, or (c) if given by telecopy, upon confirmation of transmission by telecopy, in each case to the parties at the following addresses:

(a)	If to the Purchaser, addressed to:

Unify Corporation
2101 Arena Boulevard Suite 100
Sacramento, CA 95834 19406
Attention: Todd Wille, President and Chief Executive Officer
Telecopier: 916-928-6408

With a copy to:

DLA Piper Rudnick Gray Cary US LLP
400 Capitol Mall, Suite 2400
Sacramento, CA 95814

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term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or enforceable.

11.3                         Entire Agreement.   This Agreement, including the annexes and schedules attached hereto and other documents referred to herein, contains the entire understanding of the parties hereto in respect of its subject matter and supersedes all prior and contemporaneous agreements and understandings, oral and written, between the parties with respect to such subject matter.

11.4                         Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of Purchaser and Acuitrek and the Sellers and their respective successors, heirs and assigns; provided, however, that (i) Acuitrek shall not directly or indirectly transfer or assign any of Acuitrek’s rights hereunder and (ii) Sellers may not transfer any of their rights hereunder, except with respect to the Purchaser Shares, in whole or in part without the prior written consent of Purchaser.  Subject to the foregoing, this Agreement is not intended to benefit, and shall not run to the benefit of or be enforceable by, any other person or entity other than the parties hereto and their permitted successors and assigns.

11.5                         Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute but one and the same Agreement.

11.6                         Recitals, Schedules, Exhibits and Annexes.   The recitals, schedules, exhibits and annexes to this Agreement are incorporated herein and, by this reference, made a part hereof as if fully set forth at length herein.

11.7                         Construction.

(a)                                The article, section and subsection headings used herein are inserted for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(b)                               As used in this Agreement, the masculine, feminine or neuter gender, and the singular or plural, shall be deemed to include the others whenever and wherever the context so requires.

(c)                                For the purposes of this Agreement, unless the context clearly requires, “or” is not exclusive.

(d)                               For purposes of this Agreement, “Material Adverse Effect” means any event, change or effect that is (or could reasonably be expected to be) materially adverse to the value of the Acuitrek or to Purchaser’s ability to continue to operate Acuitrek’s business substantially as operated prior to the Closing.

11.8                          Governing Law.   This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of California.

11.9                          Passage of Title and Risk of Loss.   Legal title, equitable title and risk of loss with respect to the Shares will not pass to Purchaser until such Shares are transferred at the Closing, which transfer, once it has occurred, will be deemed effective for tax, accounting and other computational purposes as of 11:59 P.M. (Eastern Time) on the Closing Date.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or has caused this Agreement to be executed on its behalf by a representative duly authorized, all as of the date first above set forth.

UNIFY CORPORATION

By:	/s/ TODD E. WILLE
Name:	TODD E. WILLE
Title:	President & CEO

ACUITREK INC.

By:	/s/ Daniel Romine
Name:	Daniel Romine
Title:	President

SELLERS:

/s/ Daniel Romine
Name:	Daniel Romine

/s/ Carrie Romine
Name:	Carrie Romine

EXHIBIT INDEX

Exhibit A:                            Acuitrek/Seller Counsel Legal Opinion

Exhibit B:                              Registration Rights Agreement

Exhibit C:                              Employnment Agreement

Exhibit D:                            Unify Corporation Inventions and Secrecy Agreement

Exhibit E:                               Unify Counsel Legal Opinion

Schedule 2.4(a) to Stock Purchase Agreement
Earn-Out Schedule

Earn Out Framework:

•                 Term: 3 year term

•                 Earn-out Payments: “Approved Sales Orders” means sales bookings accepted by Purchaser in conformity with the order acceptance policy as set forth in Exhibit “A” attached hereto from the product and service offerings of the Division (as that term is defined in the Employment Agreement, dated February 2, 2005, between the Purchaser and Daniel Romine) including, without limitation, product license fees and customization, support and maintenance fees, all as set forth in Exhibit “B” attached hereto. Earn-Out Payments shall consist of the “Retention Earn-Out” payments, and the “Performance Earn-Out” payments, as set forth below.

•                 “Retention Earn-Out” payments shall be paid as follows:

For the first approximate 12 month period after closing: At the end of the period commencing on the Closing Date and ending at the end of the fiscal quarter of Purchaser in which the Closing occurs and for each subsequent second, third and fourth fiscal quarters after closing, $45,834 in both cash and stock (total $91,668) of Retention Earn-Out will be due

For the second year: At the end of the second fiscal year after closing $183,332 in both cash and stock (total $366,664) of Retention Earn-Out will be due.

For the third year: At the end of the third fiscal year after closing $183,332 in both cash and stock (total $366,664) of Retention Earn-Out will be due.

•                 “Performance Earn-Out” payments shall be paid as follows:

•                 For the first approximate 12 month period after closing:

•                 At the end of the period commencing on the Closing Date and ending at the end of the fiscal quarter of Purchaser in which the Closing occurs and upon the attainment of $600,000 in Approved Sales Orders (the first quarter “Approved Sales Orders Target”), $16,666 in both cash and stock (total $33,332) of Performance Earn-Out will be due

•                 At the end of the second fiscal quarter after closing and upon the attainment of $700,000 in Approved Sales Orders (the second quarter “Approved Sales Orders Target”), $16,666 in both cash and stock (total $33,332) of Performance Earn-Out will be due

•                 At the end of the third fiscal quarter after closing upon the attainment of $800,000 in Approved Sales Orders (the third quarter “Approved Sales Orders Target”), $16,666 in both cash and stock (total $33,332) of Performance Earn-Out will be due

•                 At the end of the fourth fiscal quarter after closing and upon the attainment of $900,000 in Approved Sales Orders (the forth quarter “Approved Sales Orders Target”), $16,666 in both cash and stock (total $33,332) of Performance Earn-Out will be due

For the second year: At the end of the second fiscal year after closing and upon the attainment of $6,600,000 in Approved Sales Orders (the second year “Approved Sales Orders Target”), $66,668 in both cash and stock (total $133,336) of Performance Earn-Out will be due

For the third year: At the end of the third fiscal year after closing and upon the attainment of $11,000,000 in Approved Sales Orders (the third year “Approved Sales Orders Target”), an additional $66,668 in both cash and stock (total $133,336) of Performance Earn-Out will be due

The Performance Earn-Out payments will be prorated based upon actual Approved Sales Orders performance attainment versus the Approved Sales Orders Targets according to the table below. The proration will be applied equally to the stock and cash portion of the respective payment such that the total payment would equal the amounts in the table below.

Performance Earn-Out Proration	100%	% of Approved Sales Orders Targets Actually Realized			80%

		95%	90%	85%

First year quarterly payments	$33,332	$24,999	$16,666	$8,333	$0

Years 2 & 3 annual payments	$133,336	$100,002	$66,668	$33,334	$0

•                 “Over-Achievement Bonus” payments shall be paid as follows:

For any quarterly period during the first year, and any annual period thereafter, during the three-year earn out period, Daniel Romine shall be paid fifteen percent (15%) of the amount of all Approved Sales Orders in excess of the Approved Sales Order Targets for the relevant periods.

Earn-Out Cash Payment Limitation: Purchaser, Acuitrek, and Daniel Romine agree that at no time will the cash portion of any Earn-Out Payment cause the operating profits of the Division to be negative. For purposes of this paragraph, “operating profits of the Division” is defined as Approved Sales Orders revenues less all the direct costs required to develop, market, sell, maintain, support and install the Division’s applications and support the general business of the Division and shall not include any allocated or prorated operating expenses of Purchaser without the approval of Daniel Romine. In the event that such cash payment would cause negative operating profits of the Division, Daniel Romine agrees to accept the equivalent value in Purchaser’s Common Stock up to the total amount of the required cash Earn-Out Payment.

Exhibit “A”

To

Earn-Out Schedule

ORDER ACCEPTANCE POLICY

Exhibit “B”

To

Earn-Out Schedule

ACUITREK PRODUCT AND SERVICE OFFERINGS

Exhibit “A”

To
Earn-Out Schedule

ORDER ACCEPTANCE POLICY

A sales booking will be accepted by the Purchaser and become an “Accepted Sales Order” when the following conditions have been met:

1.                                       A contract and a purchase order, or other type of purchase commitment (a “Purchase Contract”) that is signed by the customer has been delivered to the Purchaser.

2.                                       Either: (a) the signed Purchase Contract delivered to the Purchaser contains standard list prices for products and services and standard payment terms, all as mutually developed and agreed by the Purchaser and Daniel Romine; or (b) the Purchaser agrees in writing to any non-standard pricing or payment terms.

For each Accepted Sales Order, the sales booking that will apply to the Approved Sales Orders Targets will be the amount due and payable under the Purchase Contract, including, without limitation, fees and payments relating to licenses or consulting, training, customization, support, or maintenance services, exclusive of taxes and reimbursed costs and expenses, that is due from the customer within a 12 month period beginning with the execution date of the Purchase Contract. Amounts due from customers outside the initial 12 month period, but due within the second 12 month period will be applied to next 12 months’ Approved Sales Order Target. This accounting will continue until all amounts due from the customer have been applied to the appropriate Approved Sales Order Target. This accounting will also be adjusted to quarterly periods for the first 12 month period after the acquisition of Acuitrek by Unify Corporation.

Notwithstanding the foregoing, the Purchaser reserves the right to delay or refuse acceptance of an order based upon reasonable and material grounds, which include, without limitation, the following:

Inability of the customer to pay the amounts due under the Purchase Contract.

Inability to deliver the products or services ordered by the customer.

Fraudulently prepared Purchase Contract documentation.

Exhibit “B”

To

Earn-Out Schedule

PRODUCT AND SERVICE OFFERINGS

The Earn-Out Payments and the Over-Achievement Bonus shall apply to Approved Sales Orders for all current product (including software licenses) and service (including consulting, training, customization, support, or maintenance) offerings of Acuitrek, plus all future Approved Sales Orders for product and service offerings that are derivative works of the current NavRisk Product, plus additional products that are designed and developed for the public entity and alternative risk financing market.